Stephen Krikorian
Accounting Branch Chief
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: MDwerks, Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2007
Filed March 27, 2008
Amended April 11, 2008
Form 10-Q for the Fiscal Quarter Ended September 30, 2008
File No. 333-118155

Dear Mr. Krikorian:

Due to the office closing for the two week days at the Thanksgiving holiday and vacation days for certain personnel we would greatly appreciate an additional three weeks to respond to the comment letter dated November 14, 2008.

We have reviewed the pronouncements indicated in the letter both in-house and with our registered audit firm and would like to discuss with you the issues being addressed in the letter so that we can prepare and submit our response by Friday, December 19, 2008.

Sincerely,

/s/ Adam Friedman
Adam Friedman Controller

MDwerks, Inc.
1020 NW 6th Street - Suite I, Deerfield Beach, FL 33442
Tel (954) 389-8300 Fax (954) 427-5871